Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2014 (1)	2013 (1)
Net income	$35	$19
Income taxes	20	9
Capitalized interest	(3)	(2)
	52	26
Fixed charges, as defined:

Interest	54	65
Capitalized interest	3	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	57	67

Earnings, as defined	$109	$93

Ratio of earnings to fixed charges	1.91	1.39
  ____________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2014 and 2013 is interest expense of $6 million and interest income of less than $1 million, respectively, which is included in income tax expense.